Statement of Additional Information Supplement

John Hancock Investors Trust

Supplement dated September 20, 2022, to the current Statement of Additional Information, as may be supplemented (the “SAI”)

Effective September 20, 2022, the Board of Trustees of the registered investment company listed above (the “Fund”) appointed each of the following individuals to serve as a Trustee of the Fund.

Noni L. Ellison

Dean C. Garfield

Patricia Lizarraga

Paul Lorentz

Accordingly, the following modifies and supplements the applicable disclosure under “THOSE RESPONSIBLE FOR MANAGEMENT.”

The tables below present certain information regarding Ms. Ellison, Mr. Garfield, Ms. Lizarraga, and Mr. Lorentz (each, a “New Trustee,” and together, the “New Trustees”), including their principal occupations, which, unless specific dates are shown, are of at least five years’ duration. In addition, the tables include information concerning other directorships held by each New Trustee in other registered investment companies or publicly traded companies. Information is listed separately for each New Trustee who is an “interested person” (as defined in the 1940 Act) of the Fund (each a “Non-Independent Trustee”) and the Independent Trustees. As of August 31, 2022, the “John Hancock Fund Complex” consisted of 192 funds (including separate series of series mutual funds). The address of each New Trustee is 200 Berkeley Street, Boston, Massachusetts 02116. The Board consists of fifteen members.

Name (Birth Year)	Position(s) with the Fund[1]	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Non-Independent Trustee
Paul Lorentz[2] (1968)	Trustee (since 2022)	Global Head, Manulife Wealth and Asset Management (since 2017); General Manager, Manulife, Individual Wealth Management and Insurance (2013–2017); President, Manulife Investments (2010–2016). Trustee of various trusts within the John Hancock Fund Complex (since 2022).	192

1 Each Trustee holds office until his or her successor is elected and qualified, or until the Trustee’s death, retirement, resignation, or removal. The Fund holds annual meetings of shareholders, at which Trustees are elected. Accordingly, Mr. Lorentz will stand for election in 2023.

2 The Trustee is a Non-Independent Trustee due to current or former positions with the Advisor and certain of its affiliates.

Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by its affiliates under license.

Name (Birth Year)	Position(s) with the Fund[1]	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Independent Trustee
Noni L. Ellison (1971)	Trustee (since 2022)

Senior Vice President, General Counsel & Corporate Secretary, Tractor Supply Company (rural lifestyle retailer) (since 2021); General Counsel, Chief Compliance Officer & Corporate Secretary, Carestream Dental, L.L.C. (2017–2021); Associate General Counsel & Assistant Corporate Secretary, W.W. Grainger, Inc. (global industrial supplier) (2015–2017); Board Member, Goodwill of North Georgia, 2018 (FY2019)–2020 (FY2021); Board Member, Howard University School of Law Board of Visitors (since 2021); Board Member, University of Chicago Law School Board of Visitors (since 2016); Board member, Children’s Healthcare of Atlanta Foundation Board (2021–present).

Trustee of various trusts within the John Hancock Fund Complex (since 2022).

			192
Dean C. Garfield (1968)	Trustee (since 2022)	Vice President, Netflix, Inc. (since 2019); President & Chief Executive Officer, Information Technology Industry Council (2009–2019); NYU School of Law Board of Trustees (since 2021); Member, U.S. Department of Transportation, Advisory Committee on Automation (since 2021); President of the United States Trade Advisory Council (2010–2018); Board Member, College for Every Student (2017–2021); Board Member, The Seed School of Washington, D.C. (2012–2017). Trustee of various trusts within the John Hancock Fund Complex (since 2022).	192
Patricia Lizarraga (1966)	Trustee (since 2022)	Founder, Chief Executive Officer, Hypatia Capital Group (advisory and asset management company) (since 2007); Independent Director, Audit Committee Chair, and Risk Committee Member, Credicorp, Ltd. (since 2017); Independent Director, Audit Committee Chair, Banco De Credito Del Peru (since 2017); Trustee, Museum of Art of Lima (since 2009). Trustee of various trusts within the John Hancock Fund Complex (since 2022).	192

1 Each Trustee holds office until his or her successor is elected and qualified, or until the Trustee’s death, retirement, resignation, or removal. The Fund holds annual meetings of shareholders, at which Trustees are elected. Accordingly, Ms. Ellison, Mr. Garfield and Ms. Lizarraga will stand for election in 2023.

The disclosure under “THOSE RESPONSIBLE FOR MANAGEMENT – Additional Information about the Trustees” is also modified and supplemented as follows:

In addition to the description of each New Trustee’s Principal Occupation(s) and Other Directorships set forth above, the following provides further information about each New Trustee’s specific experience, qualifications, attributes or skills with respect to the Fund. The information in this section should not be understood to mean that any of the New Trustees is an “expert” within the meaning of the federal securities laws.

The Board believes that the different perspectives, viewpoints, professional experience, education, and individual qualities of each Trustee represent a diversity of experiences and a variety of complementary skills and expertise. Each of Andrew G. Arnott, James R. Boyle, Peter S. Burgess, William H. Cunningham, Grace K. Fey, Marianne Harrison, Deborah C. Jackson, Hassell H. McClellan, Steven R. Pruchansky, Frances G. Rathke, and Gregory A. Russo has experience as a Trustee of the Fund as well as experience as a Trustee of other John Hancock funds. It is the Trustees’ belief that this allows the Board, as a whole, to oversee the business of the Fund in a manner consistent with the best interests of the Fund’s shareholders. When considering potential nominees to fill vacancies on the Board, and as part of its annual self-evaluation, the Board reviews the mix of skills and other relevant experiences of the Trustees.

Independent Trustees

Noni L. Ellison – As a senior vice president, general counsel, and corporate secretary with over 25 years of executive leadership experience, Ms. Ellison has extensive management and business expertise in legal, regulatory, compliance, operational, quality assurance, international, finance and governance matters.

Dean C. Garfield – As a former president and chief executive officer of a leading industry organization and current vice-president of a leading international company, Mr. Garfield has significant global executive operational, governance, regulatory, and leadership experience. He also has experience as a leader overseeing and implementing global public policy matters including strategic initiatives.

Patricia Lizarraga – Through her current positions as an independent board director, audit committee chair, and chief executive officer of an investment advisory firm, Ms. Lizarraga has expertise in financial services and investment matters, and operational and risk oversight. As former governance committee chair, Ms. Lizarraga has a strong understanding of corporate governance and the regulatory frameworks of the investment management industry.

Non-Independent Trustees

Paul Lorentz – Through his position as the Global Head of Manulife Wealth and Asset Management, Mr. Lorentz has experience with retirement, retail and asset management solutions offered by Manulife worldwide, enabling him to provide management input to the Board.

Applicable disclosure under “THOSE RESPONSIBLE FOR MANAGEMENT – Duties of Trustees; Committee Structure” is also modified and supplemented as follows:

In addition, the Board believes that Ms. Harrison and Messrs. Arnott, Boyle, and Lorentz, as current or former senior executives of the Advisor (or of its parent company, MFC), and of other affiliates of the Advisor, provide the Board with the perspective of the Advisor in managing and sponsoring the Fund.

Also, effective September 20, 2022, Ms. Ellison was appointed a member of the Contracts, Legal & Risk Committee, Mr. Garfield was appointed a member of the Compliance Committee, and Ms. Lizarraga was appointed a member of the Audit Committee. Also effective September 20, 2022, each New Trustee was appointed a member of the Investment Committee. As Independent Trustees, Mses. Ellison and Lizarraga and Mr. Garfield are also members of the Nominating and Governance Committee.

You should read this Supplement in conjunction with the SAI and retain it for your future reference.